UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 ____________________________________________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

  ____________________________________________________

Midwest Holding Inc.
(Name of Issuer)
Voting Common Stock, par value $0.001 per share
(Title of Class of Securities)
59833J206
(CUSIP Number)

Jesús H. Payán
Crestline Management, L.P.
201 Main Street, Suite 1900
Fort Worth, TX 76102
(817) 339-7600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 30, 2023
(Date of Event Which Requires Filing of This Statement)

  ____________________________________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59833J206

1	Names of reporting persons Douglas K. Bratton
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 369,069 (1)
	9	Sole dispositive power: 0
	10	Shared dispositive power: 445,171 (1)
11	Aggregate amount beneficially owned by each reporting person 445,171 (1)
12	Check box if the aggregate amount in Row 11 excludes certain shares (see instructions)
13	Percent of class represented by amount in Row 11 11.9% (1)(2)
14	Type of reporting person (see instructions) IN

(1)  See Items 4 and 5 of this Schedule 13D for agreements among and the beneficial ownership of a potential Section 13(d) group formed among the Reporting Persons (as defined below) and the Vespoint Persons (as defined in Item 2 of this Schedule 13D).  See Item 5 for discussion of shares of Voting Common Stock of Midwest Holding Inc. (the “Issuer”) received upon the vesting of restricted stock units granted by the Issuer to Mr. Bratton in respect of his service on the Issuer’s Board of Directors (the “Board”).
(2)  Based on 3,727,976 shares of Voting Common Stock of the Issuer outstanding as of April 12, 2023, as reported in the Issuer’s Proxy Statement filed with the Securities and Exchange Commission (“SEC”) on April 24, 2023.

CUSIP No. 59833J206

1	Names of reporting persons Crestline Investors, Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 369,069 (1)
	9	Sole dispositive power: 0
	10	Shared dispositive power: 445,171 (1)
11	Aggregate amount beneficially owned by each reporting person 445,171 (1)
12	Check box if the aggregate amount in Row 11 excludes certain shares (see instructions)
13	Percent of class represented by amount in Row 11 11.9% (1)(2)
14	Type of reporting person (see instructions) CO

(1)  See Items 4 and 5 of this Schedule 13D for agreements among and the beneficial ownership of a potential Section 13(d) group formed among the Reporting Persons (as defined below) and the Vespoint Persons (as defined in Item 2 of this Schedule 13D).  See Item 5 for discussion of shares of Voting Common Stock of the Issuer received upon the vesting of restricted stock units granted by the Issuer to Mr. Bratton in respect of his service on the Issuer’s Board.
(2)  Based on 3,727,976 shares of Voting Common Stock of the Issuer outstanding as of April 12, 2023, as reported in the Issuer’s Proxy Statement filed with the SEC on April 24, 2023.

CUSIP No. 59833J206

1	Names of reporting persons Crestline Management, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 369,069 (1)
	9	Sole dispositive power: 0
	10	Shared dispositive power: 445,171 (1)
11	Aggregate amount beneficially owned by each reporting person 445,171 (1)
12	Check box if the aggregate amount in Row 11 excludes certain shares (see instructions)
13	Percent of class represented by amount in Row 11 11.9% (1)
14	Type of reporting person (see instructions) PN

(1)  See Items 4 and 5 of this Schedule 13D for agreements among and the beneficial ownership of a potential Section 13(d) group formed among the Reporting Persons (as defined below) and the Vespoint Persons (as defined in Item 2 of this Schedule 13D).  See Item 5 for discussion of shares of Voting Common Stock of the Issuer received upon the vesting of restricted stock units granted by the Issuer to Mr. Bratton in respect of his service on the Issuer’s Board.
(2)  Based on 3,727,976 shares of Voting Common Stock of the Issuer outstanding as of April 12, 2023, as reported in the Issuer’s Proxy Statement filed with the SEC on April 24, 2023.

CUSIP No. 59833J206

1	Names of reporting persons Crestline Assurance Holdings LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 369,069 (1)
	9	Sole dispositive power: 0
	10	Shared dispositive power: 445,171 (1)
11	Aggregate amount beneficially owned by each reporting person 445,171 (1)
12	Check box if the aggregate amount in Row 11 excludes certain shares (see instructions)
13	Percent of class represented by amount in Row 11 11.9% (1)(2)
14	Type of reporting person (see instructions) OO

(1)  See Items 4 and 5 of this Schedule 13D for agreements among and the beneficial ownership of a potential Section 13(d) group formed among the Reporting Persons (as defined below) and the Vespoint Persons (as defined in Item 2 of this Schedule 13D).  See Item 5 for discussion of shares of Voting Common Stock of the Issuer received upon the vesting of restricted stock units granted by the Issuer to Mr. Bratton in respect of his service on the Issuer’s Board.
(2)  Based on 3,727,976 shares of Voting Common Stock of the Issuer outstanding as of April 12, 2023, as reported in the Issuer’s Proxy Statement filed with the SEC on April 24, 2023.

AMENDMENT NO. 1 TO SCHEDULE 13D

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Crestline Assurance Holdings LLC (“Crestline Assurance”), Crestline Management, L.P. (“Crestline Management”), Crestline Investors, Inc., (“Crestline”), and Douglas K. Bratton (collectively, the “Reporting Persons”), on May 4, 2020.  This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of Schedule 13D is amended as follows:

(c) Douglas K. Bratton is the Manager of Crestline Assurance and Crestline Management holds all voting membership interests of Crestline Assurance.

ITEM 4.	PURPOSE OF THE TRANSACTION

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

Douglas K. Bratton no longer serves as a director on the Issuer’s Board of Directors (the “Board”) and Crestline Assurance currently does not have a representative serving on the Board or a Board observer representative.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)
Crestline Assurance directly beneficially owns 444,444 shares of Common Stock. The manager of Crestline Assurance is Douglas K. Bratton and Crestline Management holds all voting membership interests of Crestline Assurance. Crestline is the general partner of Crestline Management. Douglas K. Bratton is the sole director of Crestline. Crestline Assurance is controlled by Mr. Bratton and Mr. Bratton has voting and investment power over all securities of the Issuer held by Crestline Assurance. Crestline Assurance, Crestline Management, Crestline and Mr. Bratton may each be deemed to beneficially own all securities of the Issuer held directly by Crestline Assurance.  In addition, Douglas K. Bratton directly holds 727 shares of Common Stock received upon the vesting of restricted stock units granted by the Issuer to Mr. Bratton in respect of his Board service.  Mr. Bratton served on the Board as a representative of Crestline Assurance and holds the shares of Common Stock for the benefit of Crestline Assurance.

The 445,171 shares of Common Stock beneficially owned by the Reporting Persons represents approximately 11.9% of the outstanding Common Stock based on 3,727,976 shares of Common Stock of the Issuer outstanding as of April 12, 2023, as reported in the Issuer’s Proxy Statement filed with the Securities and Exchange Commission on April 24, 2023.

(b)
Crestline Assurance, Crestline Management, Crestline and Mr. Bratton share the power to (i) vote and direct the vote of 369,069 shares of Common Stock beneficially owned by Crestline Assurance and (ii) dispose of and direct the disposition of 445,171 shares of Common Stock beneficially owned by Crestline Assurance.

The Vespoint Persons file on Schedule 13D separately. For information on the Vespoint Persons and shares of Common Stock reported as beneficially owned by the Vespoint Persons, please refer to the Schedule 13D, as amended, filed by the Vespoint Persons with respect to the shares of Common Stock. In no case do any of the Reporting Persons or the Vespoint Persons have or share voting or investment power with respect to the entirety of that number of shares of Common Stock beneficially owned by the Reporting Persons and the Vespoint Persons. See the discussion of the Stockholders Agreement in Item 4 of this Schedule 13D pursuant to which the Reporting Persons and Vespoint Persons may be deemed to be a Section 13(d) group.

(c)	The Reporting Persons have not effected any transactions in shares of Common Stock during the sixty days preceding the date of this Amendment No. 1.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

Voting Agreement

On April 30, 2023, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Midas Parent, LP (“Parent”) and an affiliate of Antarctica Capital, LLC, and Midas Merger Acquisition Sub, Inc., a wholly owned subsidiary of Parent, pursuant to which Merger Sub will merge with and into the Issuer and whereupon Merger Sub will cease to exist and the Issuer will be the surviving corporation in the Merger and will continue as a wholly-owned subsidiary of Parent (the “Merger”). As a result of the Merger, at the effective time of the Merger (the “Effective Time”), each outstanding share of Common Stock of the Issuer (other than (i) Common Stock held by Parent or the Issuer or any of their respective wholly owned subsidiaries, and (ii) any shares of Common Stock held by shareholders who properly exercise appraisal rights under Delaware law), outstanding immediately prior to the Effective Time, will be converted into the right to receive $27.00 per share in cash, without interest.

In connection with the Merger Agreement, Crestline Assurance entered into a voting agreement (the “Voting Agreement”) with Parent pursuant to which, among other things, Crestline agreed to vote its shares of Common Stock representing approximately 9.9% of the shares of Common Stock outstanding in favor of the approval and adoption of the Merger, the Merger Agreement or any related action reasonably required in furtherance thereof, and any other matter recommended by the Board relating to and consistent with the transactions contemplated by the Merger Agreement and against any acquisition proposal or any action that would reasonably be expected to prevent, materially delay or materially impair the consummation of the Merger or the transactions contemplated by the Merger Agreement.  Further, Crestline Assurance agreed, except as provided in the Voting Agreement, not to sell, transfer, assign, pledge, encumber, hypothecate or otherwise dispose of any of the shares of Common Stock subject to the Voting Agreement other than pursuant to the Merger; provided that Crestline Assurance will be permitted to transfer such shares to its affiliates or its direct or indirect members, partners or shareholders if such transferees agree to be bound by all of the terms of the Voting Agreement.  In addition, Crestline Assurance granted Parent a proxy to vote or cause to be voted the shares of Common Stock subject to the Voting Agreement if Crestline Assurance has not delivered a duly executed proxy card to the Issuer directing the shares to be voted in accordance with the terms of the Voting Agreement prior to the Issuer’s stockholder meeting at which the transactions pursuant to the Merger Agreement are to be considered

Pursuant to the Voting Agreement, Crestline assurance consented to the termination of the Stockholders Agreement, dated April 24, 2020, by and among the Issuer, Crestline Assurance, Xenith Holdings LLC, Vespoint LLC, Michael Minnich, and A. Michael Salem, effective upon and contingent upon the closing of the transactions contemplated by the Merger Agreement. The Voting Agreement terminates upon the first to occur of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) with the mutual agreement of the parties to the Voting Agreement or (iv) any amendment to the Merger Agreement that decreases the amount of, or changes the form of, the merger consideration or increases the liabilities or obligations of Crestline Assurance without the consent of Crestline Assurance, upon written notice by Crestline Assurance to Parent within ten business days of such amendment.

The foregoing description of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, which is filed as Exhibit D to this Schedule 13D and is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit D	Voting Agreement, dated April 30, 2023, by and between Midas Parent, LP and Crestline Assurance LLC.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CRESTLINE ASSURANCE HOLDING LLC

Date:	05/03/2023	By:	/s/ Douglas K. Bratton
		Name:	Douglas K. Bratton
		Title:	Manager

CRESTLINE MANAGEMENT, L.P.

		By:	Crestline Investors, Inc., its general partner

Date:	05/03/2023	By:	/s/ John S. Cochran
		Name:	John S. Cochran
		Title:	Vice President

CRESTLINE INVESTORS, INC.

Date:	05/03/2023	By:	/s/ John S. Cochran
		Name:	John S. Cochran
		Title:	Vice President

DOUGLAS K. BRATTON

Date:	05/03/2023	/s/ Douglas K. Bratton